Ladbrokes PLC

Hilton Group

SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF MR J P O'REILLY (A DIRECTOR OF THE COMPANY) AND MR M J NOBLE (A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY) UNDER THE COMPANY'S 1983 SAVINGS RELATED SHARE OPTION SCHEME ("1983 SCHEME"):

	NO. SHARES OVER WHICH OPTION GRANTED	EXPECTED MATURITY DATE
J P O'REILLY	3,105	1 AUGUST 2011
M J NOBLE	1,803	1 AUGUST 2009

THE OPTIONS WERE GRANTED ON 28 JUNE 2006 AT A PRICE OF 311.08P PER SHARE.

FOLLOWING THIS TRANSACTION, MR O'REILLY AND MR NOBLE HOLD OPTIONS TO PURCHASE A TOTAL OF 6,811 AND 7,218 SHARES RESPECTIVELY UNDER THE 1983 SCHEME.

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